June 11, 2015

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Re:	Poage Bankshares, Inc.

Preliminary Proxy Statement Filed on Schedule 14A, Filed June 8, 2015 by Stilwell Value LLC, et al.

Dear Ms. Duru:

On behalf of our client, Stilwell Value LLC (“Stilwell”), we have set forth below Stilwell’s response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2015 regarding the above referenced Preliminary Proxy Statement filed on Schedule 14A, filed by Stilwell and its affiliates named therein on June 8, 2015 (the “PREC14A”). For your convenience, the Staff’s comment is repeated below in bold and italics immediately preceding Stilwell’s corresponding response. Stilwell is simultaneously filing electronically via EDGAR its Amended Preliminary Proxy Statement and related proxy card (together, the “Amended Preliminary Proxy Materials”). Accompanying the email transmission of this letter is a black-lined copy of the Amended Preliminary Proxy Materials marked to show revisions from Stilwell’s Preliminary Proxy Statement filed on June 8, 2015.

Revised Preliminary Proxy Statement

General

1.	Please include information as of the most reasonable practicable date and fill in all blanks.

Response:

Stilwell confirms to the Staff that the factual information it has provided is as of the most reasonable practical date and when based on third party sources is based on the most recently available public disclosure of such information; Stilwell will use the most recently available information for future filings. Stilwell has completed the blanks in the proxy statement for which it has information. Stilwell does not yet have information from Poage regarding the 2016 annual meeting. Stilwell will complete such blanks when the information becomes available.

Proposal Number 1: Election of Directors

2.	You have reserved the right to solicit proxies for the election of “any other substitute nominee…”and to nominate additional persons, to the extent permitted under the constitutive documents of the Company and state law. Please confirm that should you nominate substitute or additional nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

Stilwell confirms to the Staff that should Stilwell nominate substitute or additional nominees before the annual meeting, Stilwell will file an amended proxy statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation; Expenses

3.	Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

Stilwell confirms to the Staff its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

4.	Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response:

Stilwell advises the Staff that it does not plan to solicit proxies via internet chat rooms.

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* * *

In connection with this response, Stilwell acknowledges:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require any further information, please call Megan Parisi at (212) 269-1551.

Sincerely,

/s/ Jeffrey R. Katz

Jeffrey R. Katz
Ropes & Gray LLP

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